Silver Standard Resources Inc.
(a development stage company)

Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(expressed in thousands of Canadian dollars)

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the President and Vice President, Finance, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as President and Vice President Finance, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors’; assesses our adequacy of the internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006.

PricewaterhouseCoopers LLP, our auditors, has audited management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 as stated in their report which appears herein.

“R.A. Quartermain”	“R.A. Mitchell”

Robert A. Quartermain President	Ross A. Mitchell Vice President, Finance

March 1, 2007

Independent Auditors’ Report
To the Shareholders of Silver Standard Resources Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Silver Standard Resources Inc. as of December 31, 2006 and audits of the Company’s December 31, 2005 and December 31, 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2006 and December 31, 2005, and the related consolidated statements of earnings (loss) and deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, British Columbia, Canada
March 1, 2007

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at December 31, 2006 and 2005

(expressed in thousands of Canadian dollars, except number of shares)

	2006 $	2005 $

Assets

Current assets
Cash and cash equivalents	229,616	23,030
Silver bullion (note 6)	15,787	14,095
Marketable securities (note 7)	5,817	4,985
Accounts receivable, net of allowance for doubtful accounts $nil (2005 - $nil)	3,746	1,238
Prepaid expenses and deposits	630	496
	255,596	43,844

Restricted cash (note 10)	2,104	190
Restricted silver bullion (note 6)	-	1,692
Value added tax recoverable (note 8)	1,327	-
Mineral property costs and property, plant and equipment (note 9)	211,986	173,562
	471,013	219,288
Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	3,074	1,990
Accrued liabilities	1,215	788
Current portion of asset retirement obligations (note 10)	1,073	722
	5,362	3,500
Asset retirement obligations (note 10)	2,336	759
Future income tax liability (note 15)	26,745	21,839
	34,443	26,098
Shareholders’ Equity

Share capital (note 11)	442,265	219,971
Common shares - unlimited shares authorized, no par value
Issued and outstanding 61,646,120 common shares (2005 - 51,849,241)
Value assigned to stock options (notes 11 and 12)	20,798	9,778
Value assigned to warrants (notes 11 and 13)	-	6,965
Contributed surplus	649	-
Deficit	(27,142)	(43,524)
	436,570	193,190
	471,013	219,288
Commitments (note 18)

Approved on behalf of the Board of Directors

“John R. Brodie”	“R.E. Gordon Davis”

John R. Brodie, FCA Chairman of the Audit Committee	R.E. Gordon Davis Director

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss) and Deficit
For the years ended December 31, 2006, 2005 and 2004

 (expressed in thousands of Canadian dollars, except per share amounts)

	2006 $	2005 $	2004 $

Exploration and mineral property costs
Property examination and exploration	267	434	471
Mineral property costs written-off	101	372	-
Reclamation and accretion (note 10)	2,131	507	252

	(2,499)	(1,313)	(723)
Expenses
Salaries and employee benefits	2,160	1,031	692
Salaries and employee benefits - stock-based compensation (note 12)	9,954	3,468	1,783
Depreciation	142	74	57
Internal control over financial reporting	363	226	-
Professional fees	614	176	122
General and administration - other	3,762	2,172	2,202
General and administration - stock-based compensation (note 12)	2,981	567	668
Foreign exchange loss (gain)	75	18	(171)

	(20,051)	(7,732)	(5,353)

Other income (expenses)
Investment income	5,984	881	1,102
Gain (loss) on sale of marketable securities (note 5)	(2,667)	2,289	2,577
Write-up (down) of marketable securities	52	(15)	(52)
Gain on sale of mineral properties	173	20	931
Gain on sale of joint venture interest (note 5)	35,390	-	-
	38,932	3,175	4,558

Earnings (loss) for the year	16,382	(5,870)	(1,518)
Deficit - Beginning of year	(43,524)	(37,654)	(31,632)
Adjustment for stock-based compensation (note 3)	-	-	(4,504)

Deficit - End of year	(27,142)	(43,524)	(37,654)

Earnings (loss) per share (note 4)
Basic and diluted earnings (loss) per share	0.28	(0.11)	(0.03)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

(expressed in thousands of Canadian dollars)

	2006 $	2005 $	2004 $

Operating activities
Earnings (loss) for the year	16,382	(5,870)	(1,518)
Items not affecting cash
Depreciation	142	74	57
Mineral property costs written-off	101	372	-
Gain on sale of mineral properties	(173)	-	(902)
Stock-based compensation	12,935	4,035	2,451
Write-down (up) of marketable securities	(52)	15	52
Asset retirement obligations	2,053	444	(316)
(Gain) loss on sale of marketable securities	2,667	(2,289)	(2,577)
Foreign exchange gain	(1)	(14)	(7)
Donation of shares	230	-	-
Gain on sale of joint venture interest (note 5)	(35,390)	-	-
Loss on disposal of property, plant and equipment	21	-	-
Changes in non-cash working capital items
Accounts receivable	(2,590)	(576)	(303)
Prepaid expenses and deposits	(134)	(198)	(353)
Accounts payable	1,155	621	545
Accrued liabilities	427	675	53
Current portion of asset retirement obligations	(273)	(240)	312
Increase in foreign value added tax recovery (net)	(1,327)	-	-
Cash used in operating activities	(3,827)	(2,951)	(2,506)

Financing activities
Shares and warrants issued for cash	214,863	1,795	60,334
Share issue cash costs	(11,596)	-	(928)
Cash generated by financing activities	203,267	1,795	59,406

Investing activities
Mineral property costs	(39,379)	(20,933)	(12,796)
Construction in progress	(1,826)	-	-
Purchase of property, plant and equipment	(1,782)	(1,202)	(710)
Purchase of silver bullion	-	-	(15,780)
Proceeds on sale of property, plant and equipment	13	-	53
Cash acquired on business combination	-	-	91
Reclamation deposit advance	-	-	(47)
Purchase of marketable securities	(378)	(2,459)	(2,755)
Proceeds on sale of marketable securities	52,410	3,077	4,319
Increase in investment of restricted cash	(1,912)	-	-
Cash provided by (used in) investing activities	7,146	(21,517)	(27,625)

Increase (decrease) in cash and cash equivalents	206,586	(22,673)	29,275

Cash and cash equivalents - Beginning of year	23,030	45,703	16,428

Cash and cash equivalents - End of year	229,616	23,030	45,703

Supplementary cash flow information (note 16)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are in the business of acquiring, exploring, holding and developing silver mineral properties, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. We plan to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. In October 2006, we made a production decision for the Pirquitas property that is located in the province of Jujuy in northwest Argentina. The mine is estimated to require 21 to 24 months to construct at an estimated cost of U.S. $146 million.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year, including the construction of the Pirquitas property. We will periodically need to obtain additional financing, and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee our title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between these principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the company, are disclosed in note 20.

Basis of presentation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Subsidiary	Location	Ownership	Project

Candelaria Mining Company	Delaware	100%	Candelaria
Mina Pirquitas, Inc.	Delaware	100%	Pirquitas
Maverick Silver Inc.	Nevada	100%	Maverick Springs
Rio Grande Mining Company	Nevada	100%	Shafter
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
777666 B.C. Ltd.	Canada	100%	Snowfield/Sulphurets
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada

All inter-company transactions and balances have been eliminated on consolidation.

We have entered into a number of joint venture agreements, the most significant of which relate to the Maverick Springs and San Luis properties. We have a 55% interest in each of these two joint ventures. We recognize our proportionate share of exploration costs of each joint venture.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are asset impairment, stock-based compensation, future income tax valuation reserves, ore reserve determinations and asset retirement obligations. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation. These reclassifications have had no impact on previously reported total current assets, total assets, working capital position or results of operations, and does not affect previously reported cash flows from operating or financing activities.

Foreign currency translation

Our functional currency is considered to be the Canadian dollar.

Our subsidiaries are integrated foreign operations which are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the consolidated statements of earnings (loss) unless they relate to a specific mineral property in which case they are capitalized.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Silver bullion

Silver bullion is valued at the lower of original cost or net realizable value.

Marketable securities

Marketable securities are carried at the lower of original cost and quoted market value.

Mineral property costs and property, plant and equipment

Mineral property costs

We record our interests in mineral properties at cost. Costs include the costs of acquiring mineral properties and related exploration and development expenditures, interest expense allocable to the cost of developing mining properties and to construct new facilities, holding costs to maintain a property and related foreign exchange amounts are deferred. These costs are amortized using the units-of-production method against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned. General exploration is expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income. Options payments are at the discretion of the optionee, and accordingly, are accounted for on a cash basis or when receipt is reasonably assured.

Our management regularly reviews the recoverability of the carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and include plant and equipment related to mineral properties and property and equipment related to corporate offices. Depreciation is calculated over the useful life of the asset at rates ranging from 10% to 30% per annum once the asset is put in service. Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured. Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property. We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the loss is measured as the amount by which long-lived asset’s carrying value exceeds its fair value.

Asset retirement obligations

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value and the resulting amount is capitalized as part of the asset’s carrying value unless the asset has been previously written-off, in which case the amount is expensed. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the pre-production stage. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed each reporting period.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Stock-based compensation

Compensation expense for stock options granted to employees or non-employees is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. In situations where stock options are granted in exchange for services related to specific mineral properties, the expense is capitalized against that mineral property. The value assigned to stock options shown on the balance sheet is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital. Any values assigned to stock options that have expired are credited to contributed surplus.

Income taxes

The liability method of income tax allocation is used and is based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Earnings (loss) per common share

Earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year. We follow the treasury stock method in the calculation of diluted earnings per share. Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

3	CHANGES IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2004, the company adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, as well as for other stock-based payments made in exchange for goods and services. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to share capital and $4,169,000 to value assigned to stock options, at January 1, 2004.

Recent Canadian accounting pronouncements

Financial Instruments

Effective January 1, 2007, we have adopted CICA Handbook Section 3855 Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”). As we have not previously undertaken hedging activities, adoption of Section 3865 will have no impact on us. Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

The adoption of the Financial Instrument Standards will result in our classifying marketable securities and cash equivalents as available for sale investments and all derivative and other financial instruments as held for trading assets or liabilities measured at fair value. We have no derivative financial instruments or other financial instruments held for trading at December 31, 2006. Transitional adjustments in respect of these available for sale assets will be recorded to the opening investment balances and accumulated other comprehensive income on January 1, 2007.

As a consequence of adopting the Financial Instrument Standards on January 1, 2007, accumulated other comprehensive income will increase by approximately $29,800,000 with a corresponding increase of approximately $29,800,000 in investments. As a result of the adoption of this standard, the carrying value of this investment is increased by $29,800,000, with a corresponding increase, net of tax, to accumulated comprehensive income. This represents the net gain on measuring the fair value of available for sale investments, which has been not recognized on a fair value basis prior to January 1, 2007.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Upon adoption of the financial instrument standards, all regular-way purchases of financial assets are accounted for at the settlement date. Transaction costs on financial assets and liabilities classified other than as held for trading will be treated as part of the investment cost.

Gains or losses associated with items designated as held for trading are recorded in the income statement, separate from any interest or dividends earned on these investments. Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within our other comprehensive income until such time the investment is disposed of or incurs a decline in fair value that is on an other-than-temporary basis, at which time any gains or losses will then be realized and reclassified to the income statement. We have elected to designate cash equivalents (consisting of mainly commercial paper and banker’s acceptances) and marketable securities (all of which are investments in common shares), as available for sale.

4	EARNINGS (LOSS) PER SHARE

The computations of basic and diluted earnings (loss) per share are as follows:

	2006 $	2005 $	2004 $

Earnings (loss) for the year	16,382	(5,870)	(1,518)

Basic weighted-average common shares (000’s)	58,652	51,683	48,311
Dilutive potential from stock options and warrants (000’s)	252	1,876	928

Dilutive weighted-average common shares (000’s)	58,904	53,559	49,239

Earnings (loss) per share:
Basic earnings (loss) per share	0.28	(0.11)	(0.03)
Diluted earnings (loss) per share	0.28	(0.11)	(0.03)

5	SALE OF JOINT VENTURE INTEREST AND MARKETABLE SECURITIES

On April 10, 2006, the agreement for the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp., closed for a gain on sale of $35,390,000. The fair value of the 1,950,000 common shares of Pan American received at closing was $55,056,000. During the fourth quarter of 2006, all our shares in Pan American were sold for net proceeds of $51,995,000. A loss on sale of marketable securities of $3,101,000 has been recorded to give us a net gain of $32,289,000 from the sale of this interest. This loss on sale of marketable securities was offset by gains of $434,000 on the sale of other marketable securities in 2006.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

6	SILVER BULLION

Balance sheet presentation - December 31, 2006
	Ounces (thousands)	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,954	15,787	29,373	13,586
Restricted silver bullion	-	-	-	-
	1,954	15,787	29,373	13,586

Balance sheet presentation - December 31, 2005
	Ounces (thousands)	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,745	14,095	17,939	3,844
Restricted silver bullion	209	1,692	2,154	462
	1,954	15,787	20,093	4,306

At December 31, 2005, we had lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada (note 9(o)). Under the terms and conditions with its banker, we have the right to lodge collateral in Canadian dollars, US dollars or silver bullion. We had lodged silver bullion as collateral such that it had a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. As at December 31, 2005, 209,454 (2004 - 284,650) ounces of silver bullion were lodged as collateral. In 2006, the reclamation obligation was reduced to US $1,637,000 and we lodged this amount in U.S. dollars, thereby releasing our bullion collateral.

7	MARKETABLE SECURITIES

At December 31, we held shares and share purchase warrants as follows:

			2006	Number of shares / warrants (thousands)		2005
	Number of shares (thousands)	Cost $	Market Value $		Cost $	Market Value $
Esperanza Silver Corporation	5,460	1,591	17,472	5,310	1,508	4,513
Minco Silver Corporation (i)	4,845	3,126	13,567	4,960	3,200	9,424
Silvermex Resources Ltd.	2,500	300	2,050	1,500	150	150
Vista Gold Corp. (ii)	171	294	1,749	171	-	712
Other investments		506	779		127	288
		5,817	35,617		4,985	15,087

(i)	At December 31, 2006, 1,240,000 (2005 - 2,480,000) shares were subject to an escrow agreement.
(ii)	In 2005, we held 171,000 share purchase warrants of Vista Gold Corp. which were exercised in 2006. We hold no share purchase warrants in any company as at December 31, 2006.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (VAT) paid in Argentina and related to the Pirquitas property as a recoverable asset. Argentinean law states that VAT paid prior to production is recoverable once the company reaches the production stage. In October 2006, we made a production decision on this property and any VAT paid in Argentina related to Pirquitas is expected to be recoverable through production from the proven and probable reserves from this property. The amount recoverable at December 31, 2006 is estimated to be $1,327,000 (2005 - nil).

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

9	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	2006 $	2005 $

Mineral property costs	207,887	171,525
Construction in progress (c)	1,829	-
Mining equipment and machinery (c)	1,298	1,336
Other	1,524	1,126
	212,538	173,987
Accumulated depreciation	(552)	(425)
	211,986	173,562

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

At December 31, mineral property costs are as follows:

	Acquisition costs $	Exploration costs $	Future tax effects $	Total 2006 $	Total 2005 $
Argentina
Diablillos	5,376	1,916	-	7,292	6,885
Manantial Espejo	-	-	-	-	20,955
Pirquitas	56,308	11,020	13,859	81,187	74,927
Other	23	150	-	173	180
Australia
Bowdens	10,892	7,890	3,511	22,293	21,382
Other	-	238	-	238	225
Canada
Silvertip	1,818	254	-	2,072	2,066
Snowfield	125	1,793	-	1,918	-
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	61	-	1,295	1,280
Chile
Challacollo	2,595	3,007	354	5,956	5,513
Other	50	178	-	228	227
Mexico
Pitarrilla	12,980	18,523	1,249	32,752	11,194
San Marcial	1,250	779	290	2,319	2,045
Veta Colorada	3,976	839	-	4,815	584
Other	741	1,394	-	2,135	1,629
Peru
Berenguela	12,936	3,139	6,268	22,343	4,536
San Luis	-	1,537	154	1,691	135
United States
Candelaria	2,981	3,078	154	6,213	5,806
Maverick Springs	637	1,926	36	2,599	2,189
Shafter	2,610	3,240	870	6,720	6,119

	118,925	62,217	26,745	207,887	171,525

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

The components of acquisition and exploration costs incurred during the year are as follows:

	2006 $	2005 $

Balance - Beginning of year	171,525	150,532

Acquisition costs for the year	27,638	1,845

Exploration costs
Assaying	971	1,035
Camp costs	4,370	2,780
Consulting	2,113	1,020
Drafting/engineering	392	995
Drilling	6,283	4,743
Environmental	196	125
Field costs	1,073	2,903
Geology	958	1,292
Labour costs	4,044	2,229
Legal	160	323
Maps and prints	287	20
Property holding costs	1,481	635
Value added tax	(84)	1,138

Exploration costs for the year	22,244	19,238

Property costs associated with future income taxes	7,718	282

Mineral property costs written-off	(101)	(372)
Disposal of mineral property relating to sale of joint venture interest	(21,137)	-

Balance - End of year	207,887	171,525

a)	Diablillos, Argentina

We own a 100% interest in the mineral rights for the Diablillos silver-gold project located in the province of Salta in north-western Argentina.

b)	Manantial Espejo, Argentina

We sold our 50% interest in the Manantial Espejo property located in Santa Cruz province in southern Argentina in 2006 for a net gain of $32,289,000 (note 5).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

c)	Pirquitas, Argentina

We own a 100% interest in the surface and mineral rights for the Pirquitas silver property in the province of Jujuy in northern Argentina. In October 2006, a production decision was made on this property. The mine is estimated to require 21 to 24 months to construct at a planned cost of US $146 million, plus value added tax. We spent $1,829,200 during the year on construction, including engineering and the purchase of pipes for the gas pipeline, with a further $1,298,000 spent on the purchase of mobile equipment.

d)	Bowdens, Australia

We own a 100% interest in the Bowdens project in New South Wales, Australia. There is a commitment to pay the original vendor of the property AUS$1,500,000 on the commencement of production, and grant a 2% net smelter return royalty up to US$5,000,000 and 1% thereafter. These obligations are collateralized by certain properties in the Bowdens project.

e)	Silvertip, Canada

We own a 100% interest in the Silvertip project located in northern British Columbia, Canada. There is a 5% net profits royalty on certain of the non-core claims on the property.

f)	Snowfield, Canada

We own a 100% interest in the Snowfield project located in British Columbia, Canada. The project is contiguous with the silver-gold Sulphurets project.

g)	Sulphurets, Canada

We own a 100% interest in the Sulphurets project located in British Columbia, Canada. There is a 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already contained in the property.

h)	Sunrise Lake, Canada

We own a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. The property is subject to a 5% net profits royalty interest.

i)	Challacollo, Chile

We own 100% of the Challacollo silver project in northern Chile, which is subject to (i) a 2% production royalty capped at US$850,000 and; (ii) a 2% production royalty increasing to 3% once the production royalty in (i) is fully paid. The 3% production royalty can be acquired at any time for a total of US$1,500,000.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

j)	Pitarrilla, Mexico

The company owns a 100% interest in the Pitarrilla property located in the State of Durango, Mexico. The property is subject to a finder’s fee of the greater of (a) US$5,000 and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

k)	San Marcial, Mexico

We own a 100% interest in the San Marcial silver property in Sinola State, Mexico. The property is subject to a US$100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for US$600,000.

l)	Veta Colorada, Mexico

In November 2005, we announced agreements to acquire a 100% interest in the Veta Colorada silver property located in the State of Chihuahua, Mexico. Under the agreements, we will pay the vendors a total of US$3,500,000, subject to a due diligence review. To December 31, 2005, we paid US$170,000 in non-refundable payments to the vendors and in 2006 we completed the acquisition with a cash payment of $3,300,000 plus US$495,000 of IVA, which is refundable. The property is subject to a 1% net smelter returns royalty.

m)	Berenguela, Peru

In early 2006, we completed the acquisition of a 100% interest in the Berenguela property located in the province of Lampa in southern Peru. The consideration paid was US$2,000,000 in cash (of which US$600,000 was paid in 2005), 530,504 of our common shares with a fair value of $9,814,000 (US$8,000,000) and the grant of a 2% net smelter returns royalty on copper produced from the property to a maximum of US$3,000,000.

n)	San Luis, Peru

In September 2005, we entered into a joint venture agreement with Esperanza Silver Corporation (Esperanza) for the exploration of the San Luis property located in the Ancash Department, Peru. Under the terms of the agreement, we currently hold a 55% interest in the property, having elected to increase our initial 50% interest to 55% by funding the first US$500,000 in exploration expenditures. We completed this initial funding in 2006. Under the terms of the agreement, we will incur with Esperanza the next US$1,500,000 of exploration expenditures in proportion to our respective interests. To the end of 2006, US$1,355,000 of the US$1,500,000 has been spent. Once US$1,500,000 has been expended, we can elect to increase our interest to 70% by paying all costs required to complete a feasibility study and our interest can be increased to 80% by paying all costs required to place the property into commercial production.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

o)	Candelaria, U.S.A.

We own a 100% interest in the Candelaria silver mine in Nevada and have lodged environmental bonding in the amount of US$1,637,000 (notes 6 and 10) relating to this property.

p)	Maverick Springs, U.S.A.

In June 2003, we signed an exploration and development agreement with Vista Gold Corp. (Vista) in which we will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada, U.S.A. Under the terms of the agreement, we were to contribute to Vista US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments to earn our interest. We and Vista would then enter into a joint venture agreement. At December 31, 2005, we had met our expenditure commitment to Vista and vested our interest in the property. We and Vista will now enter into a joint venture agreement governing their respective rights and obligations in respect of the property. Subsequent to October 7, 2006, Newmont Mining Corporation (Newmont) has a one time back-in right to acquire a 51% interest in the property on payment of 200% of exploration expenditures, incurred by Vista and us, and all costs to complete a feasibility study in excess of US$2,000,000. In addition, net smelter returns royalties are payable on production from the property to Newmont and the underlying property owner. Subsequent to the end of the year, Newmont’s back-in right expired unexercised.

q)	Shafter, U.S.A.

We own a 100% interest in the Shafter silver mine located in Presidio County, Texas, U.S.A. All significant permits necessary to place the property in production are valid or in process of being renewed. There is a 6.25% royalty payable on metal production from a narrow strip of land that contains a minor amount of the mineral resource.

10	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2006, we expensed $2,131,000 (2005 - $507,000; 2004 - $252,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2006, $3,409,000 (2005 - $1,481,000) was recorded by us as a provision for future asset retirement obligation expenses for its various mineral properties, of which $1,073,000 (2005 - $722,000) is considered current.

Our asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of our various mineral properties. The three properties that comprise the majority of the obligations are the Duthie and Silver Standard Mine properties located in British Columbia, Canada and the Veta Colorada property located in Mexico.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

A reconciliation of the provision for asset retirement obligations is as follows:

	2006 $	2005 $

Balance - Beginning of year	1,481	1,248

Liabilities settled during the year	(273)	(241)
Accretion expense	273	74
Revisions and new estimated cash flows	1,928	400

Balance - End of year	3,409	1,481

	2006 $	2005 $

Balance sheet presentation
Current portion	1,073	722
Long-term portion	2,336	759

	3,409	1,481

The provision for asset retirement obligations is based on the following key assumptions:

•	asset retirement obligation payments over the next five years are estimated as follows: 2007 - $1,073,000; 2008 - $681,000; 2009 - $565,000; 2010 - $375,000; 2011 - $186,000.

•	total undiscounted cash flows of $4,905,000 (2005 - $2,183,000).

•	expected timing of payments is over the years 2007 to 2017 (2005 - 2006 to 2016).

•	a credit adjusted risk-free rate at which the estimated payments have been discounted at 10% (2005 - 10%).

At December 31, 2006, we have lodged $2,104,000 (2005 - $1,882,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $196,000 (2005 - $190,000) is in the form of cash deposits and $1,908,000 (2005 - $1,692,000) is in the form of a letter of credit. In 2006, the letter of credit was collaterized by the lodging of U.S. dollars and in 2005 the letter of credit was collaterized by the lodging of silver bullion (note 6).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

11	SHARE CAPITAL

	Number of shares	Amount $
Authorized
Unlimited common shares, no par value

Issued
Balance - December 31, 2003	42,604,832	113,537

Issued during the year
For cash
Private placement (b)	2,955,000	37,132
Exercise of options (note 12)	525,700	2,963
Exercise of warrants (note 13)	2,686,620	13,420
Finder’s fees on private placement (b)	31,250	393
For mineral property	2,680,500	50,089
Value of options exercised (note 12)	-	691
Adjustment (note 3)	-	335
Share subscriptions	92,900	455
Share issue costs (b)	-	(1,513)

Balance - December 31, 2004	51,576,802	217,502

Issued during the year
For cash
Exercise of options (note 12)	259,269	1,610
Exercise of warrants (note 13)	10,000	185
For mineral property	3,170	45
Value of options exercised (note 12)	-	583
Value of warrants exercised	-	46

Balance - December 31, 2005	51,849,241	219,971

Issued during the year
For cash
Public offering (a)	7,200,000	182,663
Exercise of options (note 12)	668,750	6,548
Exercise of warrants (note 13)	1,386,625	25,652
For mineral property	530,504	9,814
Value of options exercised (note 12)	-	2,583
Value of warrants exercised	-	6,400
Donations	11,000	230
Share issue costs	-	(11,596)

Balance - December 31, 2006	61,646,120	442,265

a)
On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000. The price received was $25.37 (US $23.00) per share. After deducting underwriting fees and offering expenses of $11,596,000, net proceeds were $171,067,000.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

b)
In January 2004, we issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000, which were assigned $393,000 to shares and $72,000 to warrants, issued 26,000 warrants valued at $120,000, and paid $928,000 in cash as finder’s fees and other costs relating to this placement for total share issue costs of $1,513,000.

12	STOCK OPTIONS

The changes in values assigned to stock options are as follows:

	2006 $	2005 $	2004 $

Values at January 1	9,778	6,167	171
Adjustment for stock-based compensation (note 3)	-	-	4,169
Values of options issued	13,686	4,194	2,518
Values of options exercised	(2,583)	(583)	(691)
Values of options forfeited or expired	(83)	-	-

Values at December 31	20,798	9,778	6,167

The company has a comprehensive stock option plan for its employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company. Currently, the vesting periods range up to three years. New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued are as follows:

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

		2006		2005		2004

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at January 1	2,613,200	12.85	1,889,969	10.26	1,845,669	7.37
Granted	2,551,500	29.30	982,500	16.52	570,000	15.36
Exercised	(668,750)	9.79	(259,269)	6.21	(525,700)	5.64
Forfeited	(30,000)	16.73	-		-
Expired	(10,000)	20.50	-		-

Options outstanding at December 31	4,455,950	22.68	2,613,200	12.85	1,889,969	10.26

Options exercisable at December 31	2,253,200	24.48	1,881,950	11.68	1,628,719	9.49

As of December 31, 2006, incentive stock options represent 7.2% (2005 - 5.0%) of issued and outstanding common capital. The aggregate intrinsic value of vested share options (the market value less the exercise value) at December 31, 2006 was $34,750,000.

During 2005, 95,000 stock options previously granted at exercise prices of $18.42 and $20.01 were re-priced at $14.47. A further 20,000 in stock options set to expire during the year were extended three years on the same terms as the original grant. The modifications of the terms of the awards have been treated as if it were an exchange of the original award for a new award. The incremental fair value of the re-priced award was $134,000 and the fair value of the extended award was $103,000. The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:
Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighted average remaining contractual life (years)

4.25	15,400	15,400	January 1, 2007	0.0
8.00	170,400	170,400	August 2, 2007	0.6
9.10	252,650	252,650	January 31, 2008	1.1
18.12	10,000	10,000	February 17, 2008	1.1
12.85	180,000	180,000	December 22, 2008	2.0
14.47	25,000	25,000	September 16, 2009	2.7
14.47	32,500	32,500	October 4, 2009	2.8
14.47	387,500	387,500	December 31, 2009	3.0
14.00	70,000	70,000	May 12, 2010	3.4
16.73	791,000	337,250	December 20, 2010	4.0
18.73	40,000	10,000	January 19, 2011	4.1
21.30	926,500	-	July 27, 2011	4.6
24.31	50,000	25,000	September 22, 2011	4.7
27.78	90,000	30,000	November 7, 2011	4.9
35.34	1,415,000	707,500	December 12, 2011	5.0

22.68	4,455,950	2,253,200		3.9

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

During the year ended December 31, 2006, 2,551,500 (2005 - 982,500) options were granted to employees, directors and consultants at a weighted average strike price of $29.30 (2005 - $16.52) and average fair value of $11.39 (2005 - $5.91) per option based on the Black-Scholes option pricing model. We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options. The fair value of options that was charged to the statements of earnings (loss) and deficit was $12,935,000 in the current year (2005 - $4,035,000; 2004 - $2,451,000) with an additional $751,000 (2005 - $159,000; 2004 - $67,000) value deferred as mineral property costs. Of the amount charged to the statements of earnings (loss) and deficit in 2006, $2,981,000 (2005 - $567,000; 2004 - $668,000) was allocated to general and administration relating to consultants and directors and $9,954,000 (2005 - $3,468,000; 2004 - $1,783,000) was allocated to employee salaries and benefits. The assigned value of options exercised during the year that have been credited to share capital was $2,583,000 (2005 - $583,000; 2004 - $691,000). At December 31, 2006, the non-vested stock option expense not yet recognized was $17,861,000 and this expense is expected to be recognized over the next 2.5 years. The intrinsic value of options exercised (the market value less the exercise price value on the date of exercise) was $9,884,000 in 2006.

The fair value of stock options for all options issued, repriced or extended was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:
	2006	2005	2004

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	4.0	3.7	3.2
Expected life (years)	3.3	2.8	2.7
Expected volatility (%)	47	51	74

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

13	WARRANTS

The changes in warrants outstanding are as follows:

		2006		2005		2004

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Warrants outstanding at January 1	1,509,125	18.50	1,519,125	18.50	2,779,520	4.99
Granted	-	-	-	-	1,519,125	18.50
Exercised	(1,386,625)	18.50	(10,000)	18.50	(2,779,520)	4.99
Expired	(122,500)	18.50	-	-	-	-

Warrants outstanding at December 31	-		1,509,125	18.50	1,519,125	18.50

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

14	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, we recorded administrative, technical services and expense reimbursements of $363,000 (2005 - $277,000; 2004 - $235,600) from companies related by common directors or officers. At December 31, 2006, accounts receivable include $49,000 (2005 - $77,000) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

15	INCOME TAXES

a)	The income taxes shown on the consolidated statements of earnings (loss) and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2006	2005	2004

Statutory tax rate	34.1%	34.9%	35.6%

	$	$	$

Earnings (loss) for the year before taxes	16,382	(5,870)	(1,518)

Provision for income taxes based on statutory rates	5,590	(2,047)	(540)
Differences in foreign tax rates	(10)	(104)	(4)
Tax benefits not recognized and other	(5,580)	2,151	544

	-	-	-

b)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

	2006 $	2005 $

Long-term future tax assets
Property, plant and equipment and resource properties	23,320	20,210
Capital and non-capital loss carry-forwards	16,986	16,450
Foreign resource pools	7,446	6,544
Share issuance costs	3,133	247
Marketable securities	1,082	-
Other	205	-

Total future tax assets	52,172	43,451

Long-term future tax liabilities
Future income tax liability for resource properties	(58,305)	(46,097)

Valuation allowance for future tax assets (i)	(20,612)	(19,193)

Future income tax liability	(26,745)	(21,839)

(i)
Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2006.

c)	At December 31, the company has the following estimated operating losses:

	2006 $	2005 $

Argentina	9,400	9,200
Australia	9,500	8,200
Canada	2,600	8,900
Chile	64	67
Mexico	21,000	11,000
Peru	479	210
U.S.A.	10,000	8,700

The operating losses expire between 2007 to 2026, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

The company has capital losses in Canada of $3,473,000 (2005 - $3,473,000), which are available indefinitely, but can only be utilized against future taxable capital gains.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

16	SUPPLEMENTARY CASH FLOW INFORMATION

During the years ended December 31, 2006, 2005 and 2004, we conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2006 $	2005 $	2004 $
Non-cash financing activities
Shares issued for mineral properties	9,814	45	50,089
Shares acquired for mineral property	(250)	-	(911)
Shares issued for donations	230	-	-

Non-cash investing activities
Mineral properties acquired through issuance of shares	(9,814)	(45)	(50,089)
Shares acquired for mineral properties	250	-	911

No income taxes or interest was paid in 2006, 2005 or 2004.

17	SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 9. Substantially all of our earnings or losses for the years ended December 31, 2006, 2005 and 2004 were incurred in Canada. Segmented assets by geographic location are as follows:

								2006
	Argentina $	Australia $	Canada $	Chile $	Mexico $	Peru $	United States $	Total $

Mineral property costs and property, plant and equipment	91,777	22,532	9,828	6,183	42,098	24,036	15,532	211,986

								2005
	Argentina $	Australia $	Canada $	Chile $	Mexico $	Peru $	United States $	Total $

Mineral property costs and property, plant and equipment	104,283	21,608	7,581	5,740	15,565	4,671	14,114	173,562

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	COMMITMENTS

We have committed to payments under operating leases for the rental of our corporate head office space in Vancouver. The future minimum payments are $274,000 in 2007 and $67,000 in 2008.

19	FINANCIAL INSTRUMENTS

a)	Fair value

The estimated fair values of cash and cash equivalents, accounts receivable, restricted cash, value added tax recoverable, and accounts payable and accrued liabilities represent their fair value unless otherwise disclosed. The fair value of marketable securities is disclosed in note 7 and the fair value of silver bullion is disclosed in note 6.

b)	Foreign exchange risk

Foreign exchange risk arises from changes in foreign currency fluctuations. We do not use any derivative instruments to reduce our exposure to fluctuations in foreign currency exchange rates.

c)	Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash and cash equivalents and accounts receivable. We deposit cash and cash equivalents in high credit quality financial instruments. We have no security or collateral for funds held in these financial instruments.

20	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

a)
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (SEC) (collectively U.S. GAAP). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)
Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred. SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for U.S. GAAP purposes, for all periods presented, we have expensed all land use costs for mineral properties and deferred exploration costs that have been incurred by us, for which commercially mineable revenues do not exist. When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. In early April 2006, a Feasibility Study Update for our Pirquitas property was completed. This study defined proven and probable reserves and, as a consequence, exploration and development costs relating to this property from March 31, 2006 have been deferred under U.S. GAAP.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

ii)
Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary. Under Canadian GAAP, marketable securities are valued at the lower of cost and market with any write-down recorded as a charge to earnings.

iii)
Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv)
Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity.

v)
For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees. We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Results of prior years have not been restated.

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period. For unvested awards outstanding as of the effective date, compensation will be recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”. Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative affect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 between Canadian and U.S. GAAP.

b) Consolidated summarized balance sheets:

			2006			2005

	Canadian GAAP $	Adjustments $	U.S. GAAP $	Canadian GAAP $	Adjustments $	U.S. GAAP $

Assets
Current assets (a)ii)	255,596	29,800	285,396	43,844	10,102	53,946
Mineral property costs (a)i)	207,887	(203,858)	4,029	171,525	(171,525)	-
Other assets	7,530	-	7,530	3,919	-	3,919

	471,013	(174,058)	296,955	219,288	(161,423)	57,865

Liabilities
Current liabilities	5,362	-	5,362	3,500	-	3,500
Other liabilities	29,081	(26,745)	2,336	22,598	(21,839)	759

	34,443	(26,745)	7,698	26,098	(21,839)	4,259

Shareholders’ Equity
Share capital (a)iii)	442,265	(1,198)	441,067	219,971	(1,198)	218,773
Stock options (a)v)	20,798	(5,459)	15,339	9,778	(5,459)	4,319
Warrants	-	-	-	6,965	-	6,965
Contributed surplus	649	-	649	-	-	-
Accumulated other comprehensive income (a)ii)	-	29,800	29,800	-	10,102	10,102

Deficit (a)i) and (a)iii)	(27,142)	(170,456)	(197,598)	(43,524)	(143,029)	(186,553)

	436,570	(147,313)	289,257	193,190	(139,584)	53,606

	471,013	(174,058)	296,955	219,288	(161,423)	57,865

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

c)	Consolidated summarized statements of loss:

	2006 $	2005 $	2004 $

Earnings (loss) in accordance with Canadian GAAP	16,382	(5,870)	(1,518)
Mineral property costs for the year (a)i)	(45,671)	(21,083)	(62,560)
Mineral property costs written-off during the year (a)i)	101	372	-
Stock-based compensation (a)v)	-	-	2,398
Gain on sale of joint venture interest	18,143	-	-

Loss in accordance with U.S. GAAP	(11,045)	(26,581)	(61,680)
Other comprehensive income (a)ii)
Unrealized gain (loss) on available-for-sale securities (a)ii)	17,083	9,583	(2,955)
Reclassification adjustments for realized (gain) loss on available-for-sale securities	2,615	(2,274)	(2,525)

Total comprehensive earnings (loss) in accordance with U.S. GAAP	8,653	(19,272)	(67,160)

Basic and diluted loss per share in accordance with U.S. GAAP	(0.19)	(0.51)	(1.28)

Basic and diluted weighted-average common shares (000’s)	58,652	51,683	48,311

d)	Consolidated summarized statements of cash flows:

	2006 $	2005 $	2004 $

Cash flows from operating activities
Pursuant to Canadian GAAP	(3,827)	(2,951)	(2,506)
Mineral property costs (a)i)	(35,980)	(20,933)	(12,796)

Pursuant to U.S. GAAP	(39,807)	(23,884)	(15,302)

Cash flows from investing activities
Pursuant to Canadian GAAP	7,146	(21,517)	(27,625)
Mineral property costs (a)i)	35,980	20,933	12,796

Pursuant to U.S. GAAP	43,126	(584)	(14,829)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

e)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)  Accounts receivable
	2006 $	2005 $

Value added tax	2,233	786
Other receivables	1,513	452
	3,746	1,238

ii)  Pro-forma stock-based compensation disclosures

We adopted the fair value method of valuing stock options granted to employees on January 1, 2005. Had we recognized employee stock-based compensation expense under the fair value method based on the fair value of awards at the grant date consistent with the provisions of Statement of Financial Accounting Standards No. 123, the company’s loss and loss per share under U.S. GAAP would have been as follows:

	2006 $	2005 $	2004 $

Loss in accordance with U.S. GAAP	(11,045)	(26,581)	(61,680)

Add: Employee stock-based compensation expense included in reported earnings (loss)	12,534	3,838	-
Deduct: Employee stock-based compensation expense determined under the fair value method	(12,534)	(3,838)	(2,330)
Pro-forma loss under U.S. GAAP	(11,045)	(26,581)	(64,010)

Pro forma basic and diluted loss per share in accordance with U.S. GAAP	(0.19)	(0.51)	(1.32)

The fair value of each option granted to employees was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	4.1	3.8	3.2
Expected life (years)	3.4	2.9	2.7
Expected volatility (%)	49.4	50.4	74.0

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

The weighted average fair value of options granted to employees for the year ended December 31, 2006 was $11.55 (2005 - $5.89; 2004 - $7.41).

iii)  Development stage enterprise

We meet the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of loss and deficit and cash flows since October 1, 1993, the date we made a strategic decision to concentrate on the acquisition and exploration of bulk silver mineral properties in North, Central and South America.

Consolidated loss and deficit:
Period from October 1, 1993 (inception) to December 31, 2006 $

Mineral property exploration and reclamation	223,460
General and administration, salaries, professional fees	44,532
Other income	(69,418)

Net loss for the period from October 1, 1993 to December 31, 2006, being the deficit accumulated during the development stage	198,574
Opening retained earnings, October 1, 1993	(976)
Ending deficit, December 31, 2006	197,598

Consolidated cash flows:
Period from October 1, 1993 (inception) to December 31, 2006 $
Operating activities	(150,438)
Investing activities	22,231
Financing activities	356,692

Increase in cash and cash and cash equivalents	228,485
Cash and cash equivalents - October 1, 1993	1,131
Cash and cash equivalents - December 31, 2006	229,616

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

iv)  Additional shareholders’ equity disclosure required under FAS No. 7.

		Common Shares		Values	Values	Other Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	income (loss)	earnings (deficit)	shareholders’ equity
	$		$	$	$	$	$	$
Balance - October 1, 1993		3,409,791	2,272	-	-	-	976	3,248
Issued for cash	0.75	2,810,000	2,108	-	-	-	-	2,108
For mineral properties	0.72	25,000	18	-	-	-	-	18
Assigned value to options issued		-	312	-	-	-	-	312
Gain (loss) for year		-	-	-	-	2,102	155	2,257
Balance - September 30, 1994		6,244,791	4,710	-	-	2,102	1,131	7,943
Issued for cash
- Private placement	1.01	2,570,000	2,590	-	-	-	-	2,590
Non-cash
- Mineral properties	4.13	15,000	62	-	-	-	-	62
- Allotted shares issued	4.08	75,000	306	-	-	-	-	306
- Assigned values to options issued		-	18	-	-	-	-	18
Gain (loss) for year		-	-	-	-	(1,046)	(2,459)	(3,505)
Balance - September 30, 1995		8,904,791	7,686	-	-	1,056	(1,328)	7,414
Issued for cash
- Private placement	4.27	2,550,000	10,890	-	-	-	-	10,890
- Special warrants	4.00	2,000,000	8,000	-	-	-	-	8,000
Non-cash
- Mineral properties	5.21	85,000	443	-	-	-	-	443
- Finder’s fees		-	(554)	-	-	-	-	(554)
- Assigned values to options issued		-	17	-	-	-	-	17
Gain (loss) for year		-	-	-	-	(58)	(8,874)	(8,932)
Balance December 31, 1996		13,539,791	26,482	-	-	998	(10,202)	17,278
Issued for cash
- Private placement	5.00	680,000	3,400	-	-	-	-	3,400
- Exercise of options	5.72	25,000	143	-	-	-	-	143
- For special warrants	4.30	745,000	3,203	-	-	-	-	3,203
Non-cash
- Mineral properties	4.95	311,006	1,541	-	-	-	-	1,541
- Finder’s fees	5.00	20,000	100	-	-	-	-	100
- Assigned values to options issued		-	810	-	-	-	-	810
- Share issue costs		-	(317)	-	-	-	-	(317)
Gain (loss) for year		-	-	-	-	(537)	(18,557)	(19,094)
Balance December 31, 1997		15,320,797	35,362	-	-	461	(28,759)	7,064
Issued for cash
- Exercise of options	5.70	10,000	57	-	-	-	-	57
- For special warrants	5.50	630,000	3,465	-	-	-	-	3,465
Non-cash
- Mineral properties	3.84	85,000	326	-	-	-	-	326
- Assigned values to options issued		-	155	-	-	-	-	155
- Share issue costs		-	(285)	-	-	-	-	(285)
Gain (loss) for year		-	-	-	-	(454)	(6,386)	(6,840)
Balance December 31, 1998		16,045,797	39,080	-	-	7	(35,145)	3,942

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

		Common Shares		Values	Values	Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	income (loss)	earnings (deficit)	shareholders’ equity
	$		$	$	$	$	$	$
Issued for cash
- Private placement	1.40	1,388,144	1,944	-	-	-	-	1,944
- Exercise of options	1.75	100,700	176	-	-	-	-	176
- Exercise of warrants	1.93	567,955	1,096	-	-	-	-	1,096
Non-cash
- Mineral properties	2.20	50,000	(1,033)	-	-	-		(1,033)
- On business combination	1.75	2,285,451	5,142	-	-	-	-	5,142
- Share issue costs		-	(116)	-	-	-	-	(116)
Gain (loss) for year		-	-	-	-	8	(8,672)	(8,664)
Balance - December 31, 1999		20,438,047	46,289	-	-	15	(43,817)	2,487
Issued for cash
- Private placement	1.50	1,633,334	2,450	-	-	-	-	2,450
- Exercise of options	1.75	807,100	1,413	-	-	-	-	1,413
- Exercise of warrants	1.60	1,273,859	2,038	-	-	-	-	2,038
Non-cash
- Mineral properties	2.22	27,500	61	-	-	-	-	61
- Finder’s fees	1.50	86,666	130	-	-	-	-	130
- Fractional shares repurchased		(48)	-	-	-	-	-	-
- Share issue costs		-	(134)	-	-	-	-	(134)
Gain (loss) for year		-	-	-	-	(13)	(5,777)	(5,790)
Balance - December 31, 2000		24,266,458	52,247	-	-	2	(49,594)	2,655
Issued for cash
- Private placement	2.35	1,914,000	4,495	-	-	-	-	4,495
- Exercise of options	2.05	1,941,225	3,976	-	-	-	-	3,976
- Exercise of warrants	1.56	1,733,000	2,703	-	-	-	-	2,703
Non-cash
- Mineral properties	2.88	1,000,000	2,882	-	-	-	-	2,882
- Finder’s fees	2.35	59,270	139	-	-	-	-	139
- Assigned value to warrants issued		-	-	-	326	-	-	326
- Share issue costs		-	(165)	-	-	-	-	(165)
Gain (loss) for year		-	-	-	-	-	(15,317)	(15,317)
Balance - December 31, 2001		30,913,953	66,277	-	326	2	(64,911)	1,694
Issued for cash
- Private placement	4.21	4,750,000	19,979	-	-	-	-	19,979
- Exercise of options	2.63	695,734	1,827	-	-	-	-	1,827
- Exercise of warrants	3.10	1,584,301	4,919	-	-	-	-	4,919
Non-cash
- Mineral properties	6.33	198,706	1,258	-	-	-	-	1,258
- Finder’s fees	4.01	80,640	323	-	-	-	-	323
- On conversion of conv. debenture	4.80	360,636	2,092	-	-	-	-	2,092
- For mineral properties payable	5.49	596,917	3,280	-	-	-	-	3,280
- Assigned values to options issued		-	-	161	-	-	-	161
- Assigned value of exercised options/warrants		-	339	(13)	(326)	-	-	-
- Donations	4.10	10,000	41	-	-	-	-	41
- Share issue costs		-	(656)	-	-	-	-	(656)
Gain (loss) for year		-	-	-	-	1,045	(19,282)	(18,237)
Balance - December 31, 2002		39,190,887	99,679	148	-	1,047	(84,193)	16,681

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

		Common Shares		Values	Values		Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	Contributed Surplus	income (loss)	earnings (deficit)	shareholders’ equity
	$		$	$	$	$	$	$	$
Issued for cash
- Exercise of options	3.99	536,372	2,140	-	-	-	-	-	2,140
- Exercise of warrants	3.99	2,779,589	11,089	-	-	-	-	-	11,089
- Subscriptions received on warrants		-	455	-	-	-	-	-	455
Non-cash
- Mineral properties	6.95	88,004	612	-	-	-	-	-	612
- On settlement of interest	7.52	9,980	75	-	-	-	-	-	75
- Assigned values to options issued		-	-	187	-	-	-	-	187
- Assigned value of exercised options		-	165	(165)	-	-	-	-	-
- Share issue costs		-	(54)	-	-	-	-	-	(54)
Gain (loss) for year		-	-	-	-	-	7,226	(14,099)	(6,873)
Balance - December 31, 2003		42,604,832	114,161	170	-	-	8,273	(98,292)	24,312
Issued for cash
- Private placement	12.57	2,955,000	37,132	-	6,819	-	-	-	43,951
- Exercise of options	5.64	525,700	2,963	-	-	-	-	-	2,963
- Exercise of warrants	5.00	2,686,620	13,420	-	-	-	-	-	13,420
Non-cash
- Mineral properties	18.71	2,680,500	50,165	-	-	-	-	-	50,165
- Finder’s fees	12.58	31,250	393	-	192	-	-	-	585
- Assigned values to options issued		-	-	53	-	-	-	-	53
- Assigned value of exercised options		-	154	(86)	-	-	-	-	68
- shares issued on warrant subscriptions	4.90	92,900	-	-	-	-	-	-	-
- Share issue costs		-	(1,513)	-	-	-	-	-	(1,513)
Gain (loss) for year		-	-	-	-	-	-	(61,680)	(61,680)
Adjustment for stock-based comp.		-	-	-	-	-	(5,480)		(5,480)
Balance - December 31, 2004		51,576,802	216,875	137	7,011	-	2,793	(159,972)	66,844
Issued for cash
- Exercise of options	6.21	259,269	1,610	-	-	-	-	-	1,610
- Exercise of warrants	18.50	10,000	185	-	-	-	-	-	185
Non-cash
- Mineral properties	14.20	3,170	45	-	-	-	-	-	45
- Assigned values to options issued		-	-	4,194	-	-	-	-	4,194
- Assigned value of exercised options		-	12	(12)	-	-	-	-	-
- Assigned value of exercised warrants		-	46	-	(46)	-	-	-	-
Gain (loss) for year		-	-	-	-	-	7,309	(26,581)	(19,272)
Balance - December 31, 2005		51,849,241	218,773	4,319	6,965	-	10,102	(186,553)	53,606
Issued for cash
- Public offering	25.37	7,200,000	182,663	-	-	-	-	-	182,663
- Exercise of options	9.79	668,750	6,548	-	-	-	-	-	6,548
- Exercise of warrants	18.50	1,386,625	25,652	-	-	-	-	-	25,652
Non-cash
- Mineral properties	18.50	530,504	9,814	-	-	-	-	-	9,814
- Assigned values to options issued		-	-	13,686	-	-	-	-	13,686
- Assigned value of exercised options		-	2,583	(2,583)	-	-	-	-	-
- Assigned value of exercised warrants		-	6,400	-	(6,400)	-	-	-	-
- Donations	20.91	11,000	230	-	-	-	-	-	230
- Share issue costs		-	(11,596)	-	-	-	-	-	(11,596)
- Options expired/forfeited		-	-	(83)	-	83	-	-	-
- Warrants expired		-	-	-	(566)	566	-	-	-
Gain (loss) for year		-	-	-	-	-	19,698	(11,045)	8,653
Balance - December 31, 2006		61,646,120	441,067	15,339	-	649	29,800	(197,598)	289,257

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

v)	Rental Expense The total rent expense charged to the statement of earnings (loss) in 2006 was $266,000 (2005 - $244,000; 2004 - $141,000).

f)	Impact of recently issued accounting standards

i)
Emerging Issues Task Force issued EITF 04-06, “Accounting for Stripping Costs in the Mining Industry”. The consensus concluded that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective in 2006 and had no effect on our results of operations or financial position.

ii)
In June 2006 FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of SFAS Statement No. 109”. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for our 2007 fiscal year end. We do not expect the adoption of this Interpretation to have a significant effect on our results of operations or financial position.

iii)
In September 2006 FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.